_____

FORM S-8

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

HNI Corporation
(Exact Name of Registrant as Specified in Its charter)

Iowa
(State or Other Jurisdiction of Incorporation or Organization)

42-0617510
(I.R.S. Employer Identification No.)

408 East Second Street, P.O. Box 1109, Muscatine, Iowa 52761-0071
(Address of Principal Executive Offices, including Zip Code)

HNI Corporation 2007 Stock-Based Compensation Plan
(Full Title of the Plan)

Jeffrey D. Lorenger, Vice President, General Counsel and Secretary
HNI Corporation, 408 East Second Street, P.O. Box 1109, Muscatine, Iowa 52761-0071
(Name and Address of Agent for Service)

(563) 272 -7400
(Telephone Number, Including Area Code, of Agent for Service)

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Amount To Be Registered (1)	Proposed Maximum Offering Price Per Share (2)	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee
Common Stock, par value $1.00 per share (3)	5,000,000	$42.75	$213,750,000	$6,562.13

(1) In addition, pursuant to Rule 416(a) under the Securities Act of 1933, this registration statement also covers an indeterminate number of additional shares of Common Stock that may become issuable pursuant to the anti-dilution provisions of the plan described herein.

(2) This amount is an estimate made solely for the purpose of calculating the registration fee pursuant to paragraphs (c) and (h) of Rule 457 of the Securities Act of 1933 and is based on the average of the high and low prices of the registrant's Common Stock on the New York Stock Exchange on May 2, 2007.

(3) One Preferred Share Purchase Right (a "Right") will also be issued with respect to each share of Common Stock. The terms of the Rights are described in the Form 8-A filed by the registrant with the Securities and Exchange Commission (the "SEC") on June 12, 1998, and Amendment No. 1 thereto filed by the registrant with the SEC on September 14, 1998.

PART II
INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3. Incorporation of Documents by Reference.

The following documents previously filed by HNI Corporation (the "Corporation") with the SEC are incorporated by reference in this registration statement:

1. The Corporation's Annual Report on Form 10-K for the fiscal year ended December 30, 2006, filed with the SEC on February 26, 2007.
2. The Corporation's Current Report on Form 8-K dated March 9, 2007 and filed with the SEC on March 9, 2007.
3. The Corporation's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2007, filed with the SEC on May 3, 2007.
4. The Corporation's Current Report on Form 8-K dated May 8, 2007 and filed with the SEC on May 8, 2007.
5. The description of the Corporation's Common Stock contained in the Corporation's Registration Statement on Form 8-A filed with the SEC under the Securities Exchange Act of 1934 (File No. 001-14225) on June 12, 1998.

All documents subsequently filed by the Corporation pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated herein by reference and to be a part hereof from the date of filing such documents. Any statement contained in any document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for purposes of this registration statement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded will not be deemed, except as modified or superseded, to constitute a part of this registration statement.

Item 4. Description of Securities.

Not applicable.

Item 5. Interests of Named Experts and Counsel.

Not applicable.

Item 6. Indemnification of Directors and Officers.

As permitted by the Iowa Business Corporation Act (the "IBCA"), the Articles of Incorporation of HNI Corporation, (the "Articles"), provide that no director shall be personally liable to the Corporation or any shareholder for money damages for any action, or failure to take action, except for: (i) the amount of financial benefit received by a director to which the director is not entitled; (ii) an intentional infliction of harm on the Corporation or its shareholders; (iii) a violation of Section 490.833 of the IBCA; or (iv) an intentional violation of criminal law. While the Articles provide protection from awards for monetary damages for breaches of the duty of care, they do not eliminate the director's duty of care. Accordingly, the Articles will not affect the availability of equitable remedies, such as an injunction, based on a director's breach of the duty of care.

In addition, the By-laws of HNI Corporation (the "By-laws") provide that: (i) an officer of the Corporation will not be liable as an officer to the Corporation or its shareholders for any decision to take or not to take action, or any failure to take any action, if the duties of the officer are performed in compliance with the standards of conduct for officers prescribed in the IBCA; and (ii) that the Corporation may indemnify a director or officer of the Corporation who is a party to a proceeding against liability incurred by such director or officer in the proceeding to the maximum extent permitted by and in the manner prescribed by the IBCA, including the advancement of expenses.

The By-laws further provide that the Corporation may enter into indemnification agreements consistent with the IBCA with each director of the Corporation and with such officers of the Corporation as the Board of Directors of the Corporation deems appropriate. The Corporation has entered into agreements with its directors and with certain officers agreeing to indemnify them against certain liabilities to the fullest extent permitted under Iowa law. The Corporation also has director and officer liability insurance in the amount of $60,000,000, under which each director and each of certain officers of the Corporation is insured against certain liabilities.

Item 7. Exemption From Registration Claimed.

Not applicable.

Item 8. Exhibits.

Exhibit No.	Description
4.1	Articles of Incorporation of HNI Corporation, as amended, incorporated by reference to Exhibit 3(i) to the Corporation's Current Report on From 8-K filed with the SEC on May 8, 2007.
4.2	By-laws of HNI Corporation, as amended, incorporated by reference to Exhibit 3(ii) to the Corporation's Current Report on Form 8-K filed with the SEC on March 9, 2007.
4.3	Rights Agreement dated as of August 13, 1998, by and between HNI Corporation and Harris Trust and Savings Bank, as Rights Agent, incorporated by reference to Exhibit 4.1 to the Corporation's Registration Statement on Form 8-A filed with the SEC on August 14, 1998, as amended by Form 8-A/A filed with the SEC on September 14, 1998, incorporated by reference to Exhibit 4.1 to the Corporation's Current Report on Form 8-K filed with the SEC on August 10, 1998.
4.4	HNI Corporation 2007 Stock-Based Compensation Plan, incorporated by reference to Exhibit B to the Corporation's Proxy Statement on Schedule 14A for the Annual Meeting of Shareholders held May 8, 2007, filed with the SEC on March 23, 2007.
5.1	Opinion of counsel regarding legality of shares.
23.1	Consent of counsel (included in Exhibit 5.1 hereto).
23.2	Consent of PricewaterhouseCoopers LLP.
24.1	Power of attorney.

Item 9. Undertakings.

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing,

any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) of this section do not apply if the registration statement is on Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial *bona fide* offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(6) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15 (d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

The Registrant. Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Muscatine, state of Iowa, on this 8th day of May, 2007.

HNI Corporation

By: /s/ Jeffrey D. Lorenger

Jeffrey D. Lorenger
Vice President, General Counsel and Secretary

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date
/s/ Stan A. Askren Stan A. Askren	Chairman, President and Chief Executive Officer (principal executive officer)	May 8, 2007
/s/ Jerald K. Dittmer Jerald K. Dittmer	Vice President and Chief Financial Officer (principal financial officer and principal accounting officer)	May 8, 2007
* Mary H. Bell	Director	May 8, 2007
* Miguel M. Calado	Director	May 8, 2007
* Gary M. Christensen	Lead Director	May 8, 2007
* Cheryl A. Francis	Director	May 8, 2007
* John A. Halbrook	Director	May 8, 2007
* James R. Jenkins	Director	May 8, 2007
* Dennis J. Martin	Director	May 8, 2007
* Larry B. Porcellato	Director	May 8, 2007
* Joseph Scalzo	Director	May 8, 2007
* Abbie J. Smith	Director	May 8, 2007
* Brian E. Stern	Director	May 8, 2007
* Ronald V. Waters, III	Director	May 8, 2007

* Jeffrey D. Lorenger, the undersigned attorney-in-fact, by signing his name hereto, does hereby sign and execute this registration statement on behalf of the above indicated directors of the registrant (constituting all of the directors) pursuant to a Power of Attorney filed with this registration statement as Exhibit 24.1.

HNI Corporation

Date: May 8, 2007   By: /s/ Jeffrey D. Lorenger

Jeffrey D. Lorenger
Vice President, General Counsel and Secretary

EXHIBIT INDEX

Exhibit No.	Description
4.1	Articles of Incorporation of HNI Corporation, as amended, incorporated by reference to Exhibit 3(i) to the Corporation's Current Report on From 8-K filed with the SEC on May 8, 2007.
4.2	By-laws of HNI Corporation, as amended, incorporated by reference to Exhibit 3(ii) to the Corporation's Current Report on Form 8-K filed with the SEC on March 9, 2007.
4.3	Rights Agreement dated as of August 13, 1998, by and between HNI Corporation and Harris Trust and Savings Bank, as Rights Agent, incorporated by reference to Exhibit 4.1 to the Corporation's Registration Statement on Form 8-A filed with the SEC on August 14, 1998, as amended by Form 8-A/A filed with the SEC on September 14, 1998, incorporated by reference to Exhibit 4.1 to the Corporation's Current Report on Form 8-K filed with the SEC on August 10, 1998.
4.4	HNI Corporation 2007 Stock-Based Compensation Plan, incorporated by reference to Exhibit B to the Corporation's Proxy Statement on Schedule 14A for the Annual Meeting of Shareholders held May 8, 2007, filed with the SEC on March 23, 2007.
5.1	Opinion of counsel regarding legality of shares.
23.1	Consent of counsel (included in Exhibit 5.1 hereto).
23.2	Consent of PricewaterhouseCoopers LLP.
24.1	Power of attorney.

EXHIBIT 5.1

May 8, 2007

HNI Corporation
408 East Second Street
P.O. Box 1109
Muscatine, IA 52761-0071

Ladies and Gentlemen:

Re: Registration Statement on Form S-8

We have acted as special counsel for HNI Corporation, an Iowa corporation (the "Corporation"), in connection with the HNI Corporation 2007 Stock-Based Compensation Plan (the "Plan"). In rendering this opinion, we have examined such documents and records, including an examination of originals or copies certified or otherwise identified to our satisfaction, and matters of law as we have deemed necessary for purposes of this opinion.

ASSUMPTIONS

In all examinations of such documents, we have assumed the legal capacity of all natural persons executing the documents, the genuineness of all signatures, the authenticity and completeness of original and certified documents and the conformity to original or certified copies of all copies submitted to us as conformed or reproduction copies. As to various questions of fact relevant to the opinions expressed herein, we have relied upon, and assume the accuracy of, certificates from public officials and representatives of the Corporation.

OPINIONS

Based upon the foregoing and subject to the qualifications and limitations stated herein, we are of the opinion that the shares of the Corporation's Common Stock, $1.00 par value (the "Common Stock"), that may be issued or transferred and sold pursuant to the Plan and the authorized forms of stock options, restricted stock or other applicable award agreements will be, when issued or transferred and sold in accordance with such Plan and agreements, legally issued, fully paid and nonassessable, provided that such consideration is at least equal to the stated par value of the shares.

QUALIFICATIONS

The opinions set forth above are subject to the following qualifications:

Our examination of matters of law in connection with the opinions expressed herein has been limited to, and accordingly our opinions herein are limited to, the Iowa Business Corporation Act, including the applicable provisions of the Iowa Constitution and the reported judicial decisions interpreting such law. We express no opinion with respect to any other law of the State of Iowa or any other jurisdiction.

We have assumed that the resolutions authorizing the Corporation to issue and sell the Common Stock pursuant to the Plan will be in full force and effect at all times at which such shares of Common Stock are issued or sold by the Corporation, and the Corporation will take no action inconsistent with such resolutions.

Our opinions are limited to those expressly set forth herein, and we express no opinions by implication.

We hereby consent to the filing of this opinion as Exhibit 5.1 to the Registration Statement on Form S-8 filed by the Corporation to effect registration of the shares to be issued or transferred and sold pursuant to the Plan under the Securities Act of 1933 (the "Act"). In giving such consent, we do not thereby admit that we are included in the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Securities and Exchange Commission promulgated thereunder.

Very truly yours,

STANLEY, LANDE & HUNTER

By: /s/ David J. Meloy

David J. Meloy

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in this Registration Statement on Form S-8 of our report dated February 26, 2007 relating to the financial statements, financial statement schedule, management's assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting, which appears in HNI Corporation's Annual Report on Form 10-K for the year ended December 30, 2006.

PricewaterhouseCoopers LLP
Chicago, Illinois
May 7, 2007

EXHIBIT 24.1

POWER OF ATTORNEY

Know all men by these presents, that each person whose signature appears below constitutes and appoints Stan A. Askren, Jerald K. Dittmer and Jeffrey D. Lorenger, and each of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign a registration statement or registration statements on Form S-8 pursuant to the Securities Act of 1933, as amended, concerning certain shares of common stock, par value $1.00, of HNI Corporation, an Iowa corporation (the "Corporation") and any and all amendments (including post-effective amendments) to such registration statement(s) and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission or any state regulatory authority, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming that said attorneys-in-fact and agents, or any of them or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

This Power of Attorney may be executed in multiple counterparts, each of which shall be deemed an original and all of which, when taken together, shall constitute one and the same document.

IN WITNESS WHEREOF, the undersigned have hereunto set their hands as of the dates set forth below.

Signature	Title	Date
/s/ Mary H. Bell Mary H. Bell	Director	May 8, 2007
/s/ Miguel M. Calado Miguel M. Calado	Director	May 8, 2007
/s/ Gary M. Christensen Gary M. Christensen	Lead Director	May 8, 2007
/s/ Cheryl A. Francis Cheryl A. Francis	Director	May 8, 2007
/s/ John A. Halbrook John A. Halbrook	Director	May 8, 2007
/s/ James R. Jenkins James R. Jenkins	Director	May 8, 2007
/s/ Dennis J. Martin Dennis J. Martin	Director	May 8, 2007
/s/ Larry B. Porcellato Larry B. Porcellato	Director	May 8, 2007
/s/ Joseph Scalzo Joseph Scalzo	Director	May 8, 2007
/s/ Abbie J. Smith Abbie J. Smith	Director	May 8, 2007
/s/ Brian E. Stern Brian E. Stern	Director	May 8, 2007
/s/ Ronald V. Waters, III Ronald V. Waters, III	Director	May 8, 2007